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                              May 2, 2022

       Anat Heller
       Chief Financial Officer
       Mobileye Holdings Inc.
       Har Hotzvim, 13 Hartom Street
       Jerusalem 9777513, Israel

                                                        Re: Mobileye Holdings
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 19,
2022
                                                            CIK No. 0001910139

       Dear Ms. Heller:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2022 letter.

       Draft Registration Statement Submitted April 19, 2022

       Risk Factors
       We depend on a limited number of Tier 1 customers and OEMs for a substantial portion of our revenue..., page 24

   1. We note your response to prior comment 8 that the Company does not believe the identity of its largest Tier 1
customers is material to an understanding of its business taken as a whole or necessary for
investors to make an informed decision. Given that each of your three largest customers
have historically generated a material portion of your
                                                        revenue and the company
does not have long-term written agreements with those
                                                        customers, the identity
of the customers appears to be material information necessary for investors to understand
the scope of the risk in the event that the customers discontinue or
 Anat Heller
Mobileye Holdings Inc.
May 2, 2022
Page 2
         are unable to continue their relationship with the company. Please identify the customers and revise the risk factor to disclose that the company has not entered into written agreements with the customers but rather provides its products to such customers pursuant to standard purchase orders. Disclose also that the purchase orders and terms and conditions do not require your largest Tier 1 customers to purchase your solutions in any quantity or at a certain price.
We are subject to risks related to trade..., page 38

2. You state that the sanctions and export controls imposed on Russia may contribute to higher oil and gas prices and inflation, which could reduce demand for your solutions. Please further disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions in light of the conflict between Russia and Ukraine, specifically regarding the
         semiconductors needed for your EyeQ    SoCs.
Unaudited Pro Forma Condensed Combined Financial Information, page 57

3. Please tell us how you considered whether any of the various agreements disclosed on pages 133-134 required pro forma adjustments to reflect the operations and financial position of Mobileye as an autonomous entity. Refer to Item 11-01(a)(7) and 11-
         02(a)(6)(ii)of Regulation S-X.
Non-GAAP Financial Measures, page 66

4. To avoid giving undue prominence to your non-GAAP financial measures, please move this section so both the measures and your discussion of changes in, and future expected trends for, these measures follow the GAAP results of operations discussion. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP Compliance and
         Disclosure Interpretations.
Executive
FirstNameand   Director Compensation,
           LastNameAnat    Heller       page 126
Comapany
5.         NameMobileye
       Please tell us whetherHoldings Inc.to file the employment agreement with each of your you intend
May 2,named   executive
       2022 Page    2    officers pursuant to Item 601(b)(10)(iii)(A) of
Regulation S-K.
FirstName LastName
 Anat Heller
FirstName  LastNameAnat
Mobileye Holdings Inc. Heller
Comapany
May  2, 2022NameMobileye Holdings Inc.
May 2,
Page 3 2022 Page 3
FirstName LastName
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-6001 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      P. Michelle Gasaway